PRICING SUPPLEMENT (To Prospectus dated March 27, 2006 and Prospectus Supplement dated January 23, 2007)

Return Optimization Securities

Offering Potential Enhanced Returns in a Moderate-Return Environment

UBS AG $58,000,000 Securities linked to the S&P 500® Index due August 29, 2008
UBS AG $6,800,000 Securities linked to the MSCI EAFE® Index due August 29, 2008
UBS AG $15,595,000 Securities linked to the Dow Jones EURO STOXX 50® Index due August 29, 2008
UBS AG $14,875,000 Securities linked to the Nikkei® 225 Index due August 29, 2008

Investment Description

Return Optimization Securities (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of a specified index. ROS are designed to enhance index returns in a moderate-return environment – meaning an environment in which stocks generally experience moderate appreciation. If the applicable index return is positive, at maturity you will receive your principal plus 3 times the index return, up to the applicable maximum gain, providing you with an opportunity to outperform the index. If the applicable index return is negative, at maturity you will receive your principal reduced by that negative index return. Investing in a ROS is subject to significant risks, including potential loss of principal, a maximum on appreciation at maturity and the credit risk of UBS.

Features		Key Dates

☐	Potential to enhance returns in a moderate-return environment	Trade Date	February 22, 2007
☐	3x leverage up to the applicable maximum gain on the ROS while maintaining 1-to-1 downside exposure at maturity	Settlement Date	February 28, 2007
		Final Valuation Date*	August 25, 2008
		Maturity Date*	August 29, 2008
* Subject to postponement in the event of a market disruption event

Security Offerings

There are four separate offerings of ROS. Each ROS is linked to a particular index with a specified maximum gain, which is listed below along with the corresponding maximum payment at maturity. The performance of each ROS will not depend on the performance of any other index or ROS.

Security	Index Symbol[1]	Index Starting Level	Maximum Gain	Maximum Payment at Maturity per $10 Security[2]	CUSIP	ISIN
ROS linked to the S&P 500® Index	SPX	1456.38	16%	$11.60	90261J632	US90261J6322
ROS linked to the MSCI EAFE® Index	MXEA	2156.45	19%	$11.90	90261J616	US90261J6165
ROS linked to the Dow Jones EURO STOXX 50® Index	SX5E	4241.48	29%	$12.90	90261J624	US90261J6249
ROS linked to the Nikkei® 225 Index	NKY	18108.79	38.70%	$13.87	90261J590	US90261J5902

[1]	Bloomberg L.P.
[2]	Numbers have been rounded for ease of analysis.

See “Additional Information about UBS and the ROS” on page 2. Each ROS offered will have the terms specified in the ROS product supplement and accompanying prospectus, as supplemented by the Index supplement and this pricing supplement. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-10 of the ROS product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal at maturity. A negative index return will result in a payment at maturity of less than $10 per ROS.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document, or the accompanying ROS product supplement, Index supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Security	Price to Public	Underwriting Discount	Proceeds to UBS AG
ROS linked to the S&P 500® Index
Per Security	100%	1.75%	98.25%
Total	$58,000,000	$1,015,000	$56,985,000
ROS linked to the MSCI EAFE® Index
Per Security	100%	1.75%	98.25%
Total	$6,800,000	$119,000	$6,681,000
ROS linked to the Dow Jones EURO STOXX 50® Index
Per Security	100%	1.75%	98.25%
Total	$15,595,000	$272,913	$15,322,088
ROS linked to the Nikkei® 225 Index
Per Security	100%	1.75%	98.25%
Total	$14,875,000	$260,313	$14,614,687

UBS Investment Bank	UBS Financial Services Inc.
Prospectus Supplement dated February 22, 2007

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the ROS, which we refer to as the “ROS product supplement”, and an Index supplement for various securities we may offer, including the ROS, which we refer to as the “Index supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS product supplement and the Index supplement if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

  Product supplement for ROS dated January 23, 2007:
  http://www.sec.gov/Archives/edgar/data/1114446/000093041307000559/c46209_424b2.txt

  Index supplement dated January 23, 2007:
  http://www.sec.gov/Archives/edgar/data/1114446/000093041307000560/c46209_424b2.txt

  Prospectus dated March 27, 2006:
  http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “ROS” refers to each Return Optimization Securities that are offered hereby, unless the context otherwise requires. Also, references to the “ROS product supplement” mean the UBS product supplement, dated January 23, 2007, references to the “Index supplement” mean the UBS Index supplement, dated January 23, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability
The securities may be suitable for you if:		The securities may not be suitable for you if:
•	You are willing to make an investment that is exposed	•	You are unwilling to make an investment that is exposed to
	to the full downside performance risk of the applica-		the full downside performance risk of the applicable index
	ble index	•	You do not believe the applicable index will appreciate over
•	You believe that the applicable index will appreciate		the term of the securities, or you believe the index will
	moderately—meaning that you believe such index will		appreciate by more than the indicative maximum gain at
	appreciate over the term of the securities, although		maturity applicable to such securities
	such appreciation is unlikely to exceed the indicative	•	You seek an investment that is exposed to the full poten-
	maximum gain at maturity applicable to such securities		tial appreciation of the applicable index, without a cap on
•	You are willing to forego dividends paid on the stocks		participation
	included in the applicable index	•	You prefer to receive the dividends paid on any stocks
•	You do not seek current income from this investment		included in the applicable index
•	You are willing to hold the securities to maturity	•	You seek current income from this investment
		•	You are unable or unwilling to hold the securities to maturity
		•	You seek an investment for which there will be an active secondary market

Common Terms for the ROS	Determining Payment at Maturity for Each ROS per $10 Security
Issuer	UBS AG, Jersey Branch (AA+/Aa2)[1]
Issue Price	$10 per ROS
Term	18 months
Multiplier	3
Payment at Maturity	If the Index Return (as defined below) is
(per $10)	equal to or greater than the applicable
maximum gain, you will receive:
$10 + ($10 x maximum gain)
If the Index Return is positive but less
than the applicable maximum gain, you
will receive:
$10 + ($10 x 3 x Index Return),
subject to the maximum gain
If the Index Return is zero or negative,
you will receive:
$10 + ($10 x Index Return)
In this case, you may lose all or a
substantial portion of your principal.
Index Return	Index Ending Level – Index Starting Level
Index Starting Level
Index Starting Level	The closing level of the applicable Index on the	You will receive your principal reduced by the Index Return, calculated as follows:
	trade date	$10 + ($10 x Index Return)
Index Ending Level	The closing level of the applicable Index on the	In this scenario, you could lose some or all of your
	final valuation date	principal depending on how much the index declines
The performance of your ROS will depend on the perfor-
mance of the applicable index and will not depend on
the performance of any other offering of ROS.

What are the Tax Consequences of the ROS?

In the opinion of our counsel, Sullivan & Cromwell LLP, your ROS should be treated as a pre-paid derivative contract with respect to the index. The terms of the ROS generally will require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat your ROS for all tax purposes in accordance with such characterization. If your ROS are so treated, you should generally recognize capital gain or loss upon the maturity of your ROS (or upon your sale, exchange or other disposition of your ROS prior to its maturity) equal to the difference between the amount realized and the amount you paid for your ROS. Such gain or loss generally should be long-term capital gain or loss if you held your ROS for more than one year. See additional information under “Supplemental U.S. Tax Considerations” beginning on page PS-26 of the ROS product supplement.

[1]

UBS AG is rated AA+ by Standard & Poor’s and Aa2 by Moody’s. A credit rating reflects the creditworthiness of UBS AG and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated inde- pendently of any other rating.

Key Risks

An investment in any ROS involves significant risks. Some of the risks that apply to the ROS are summarized here, but we urge you to read the more detailed explanation of risks relating to the ROS generally in the “Risk Factors” section of the ROS product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the ROS.

  Full market risk – You may lose some or all of your principal. The ROS do not guarantee any return of principal and are fully exposed to any decline in the level of the applicable index (as measured by the applicable index return). For every 1% decline in such index, you will lose 1% of your principal at maturity.

  No assurances of moderate-return environment – While the ROS are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your ROS.

  Maximum return – Your appreciation potential is limited to the maximum gain even if the applicable index return is greater than the maximum gain.

  Credit of issuer – An investment in the ROS is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the ROS.

  No interest or dividends – You will not receive any interest or dividend payments.

  ROS not the same as the index – Owning the ROS is not the same as owning the stocks comprising the applicable index or a security directly linked to the performance of such index.

  Limited liquidity – No ROS will be listed and there will not be an active secondary trading market.

  Price prior to maturity – The market price for the ROS will be influenced by many unpredictable and interrelated factors, including the level of the applicable index; the volatility of such index; the composition of such index; the dividend rate on the stocks comprising such index and changes that affect those stocks and their issuers; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.

  Impact of fees on secondary market prices – Generally, the price of the ROS in the secondary market is likely to be lower than $10 per ROS on the issue date since the issue price includes and the secondary market prices are likely to exclude commissions, hedging costs or other compensation paid with respect to the ROS.

  Potential UBS impact on price – Trading or transactions by UBS or its affiliates in the stocks comprising the applicable index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising such index, may adversely affect the market value of the stocks comprising the index, the level of the index, and, therefore, the market value of the applicable ROS.

  Potential conflict of interest – UBS and its affiliates may engage in business with the issuers of the stocks comprising the applicable index, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of UBS, will determine the applicable index return and payment at maturity based on the closing level of such index on the final valuation date. The calculation agent can postpone the determination of the index return or the maturity date if a market disruption event occurs and is continuing on a valuation date.

  Potentially inconsistent research, opinions or recommendations by UBS – UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding a particular ROS.
  Any such research, opinions or recommendations could affect the value of the applicable index or the stocks included insuch index, and therefore the market value of the applicable ROS.

  Uncertain tax treatment – Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation before investing in the ROS.

Risks specific to an investment in the ROS linked to the MSCI EAFE® Index, the Dow Jones EURO STOXX® Index or the Nikkei® 225 Index.

  Currency Risk – The MSCI EAFE® Index exposes investors to currency risk because the index calculation includes convert- ing non-U.S. dollar values into U.S. dollars. In contrast, while the stocks included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are denominated in currencies other than the U.S. dollar, the index returns for each ROS are not adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks included in the Dow Jones EURO STOXX 50® Index or Nikkei® 225 Index are denominated appreciate or depreciate relative to the U.S. dollar over the termof the ROS linked to such index, you will not receive any additional payment or incur any reduction in payment at maturity.

  Non-U.S. Securities Markets Risks – The stocks included in the MSCI EAFE® Index, Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the securities linked to these indices, which may have an adverse effect on the applicable ROS.

ROS Linked to S&P 500® Index, Maximum Gain of 16%

The Standard and Poor’s 500® Index (the “S&P Index”) is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index,” the S&P Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base per iod of the years 1941 through 1943. Ten main groups of companies comprise the S&P Index, with the number of companies included in each group as of January 31, 2007 indicated below: Consumer Discretionary (88); Consumer Staples (38); Energy (31); Financials (87); Health Care (55); Industrials (52); Information Technology (78); Materials (29); Telecommunications Services (10); and Utilities (32).	The graphs below illustrate the performance of the S&P Index from 1/29/88 to 2/22/07. The historical levels of the S&P Index should not be taken as an indication of future performance.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 16% maximum gain and a range of S&P Index performance from
+ 30% to –30%.

Example 1—On the final valuation date, the S&P Index closes 3% above the index starting level. Since the S&P Index return is 3%, you will receive three times the S&P Index return, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 x 3 x 3%) = $10 + $.90 = $10.90.

Example 2—On the final valuation date, the S&P Index closes 20% above the index starting level. Since 3- the S&P Index return of 20% is more than the maximum gain of 16%, you will receive the maximum gain of 16%, or $11.60 per ROS.

Example 3—On the final valuation date, the S&P Index closes 20% below the index starting level. Since the S&P Index return is –20% on the final valuation date, your investment will be fully exposed to the decline of the S&P Index and your payment at maturity will be calculated as follows: $10 + ($10 x –20%) = $10 – $2.00 = $8.00 per ROS.

The information on the S&P Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – S&P 500® Index” beginning on page IS-9 of the Index supplement.

ROS Linked to MSCI EAFE® Index, Maximum Gain of 19%

The MSCI EAFE® Index (the “MSCI EAFE Index”) is published by Morgan Stanley Capital International Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – MSCI EAFE® Index,” the MSCI EAFE Index is a free float-adjusted market capit alization index that is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, excluding the United States and Canada. The securities included in the MSCI EAFE Index are chosen based on industry group and country. As of February 2007, the MSCI EAFE Index consisted of the following 21 developed country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE Index is a part of a series of indexes sponsored by MSCI called the “MSCI Standard Index series”.	The graphs below illustrate the performance of the MSCI EAFE Index from 1/29/88 to 2/22/07. The historical levels of the MSCI EAFE Index should not be taken as an indication of future performance.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 19% maximum gain and a range of MSCI EAFE Index performance from
+30% to –30%.

Example 1—On the final valuation date, the MSCI EAFE Index closes 3% above the MSCI EAFE Index starting level. Since the MSCI EAFE Index return is 3%, you will receive three times the MSCI EAFE Index return, or a 9% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 x 3 x 3%) = $10 + $.90 = $10.90.

Example 2—On the final valuation date, the MSCI EAFE Index closes 20% above the MSCI EAFE Index starting level. Since 3x the MSCI EAFE Index return of 20% is more than the maximum gain of 19%, you will receive the maximum gain of 19%, or $11.90 per ROS.

Example 3—On the final valuation date, the MSCI EAFE Index closes 20% below the MSCI EAFE Index starting level. Since the MSCI EAFE Index return is –20% on the final valuation date, your investment will be fully exposed to the decline of the MSCI EAFE Index and your payment at maturity will be calculated as follows: $10 + ($10 x –20%) = $10 – $2.00 = $8.00 per ROS.

The information on the MSCI EAFE Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – MSCI EAFE® Index” beginning on page IS-38 of the Index supplement.

ROS Linked to Dow Jones EURO STOXX 50® Index, Maximum Gain of 29%

The Dow Jones EURO STOXX 50® Index (the “EURO STOXX Index”) is sponsored by STOXX Limited. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Dow Jones EURO STOXX® Index,” the EURO STOXX Index is a free float-adjusted market capitalization index that seeks to provide exposure to European large capitalization equity securities. The EURO STOXX Index universe is defined as all components of the 18 Dow Jones EURO STOXX Supersector indices. The Dow Jones EURO STOXX Supersector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index, which in turn covers 95% of the total market capitalization of the stocks traded on the major exchanges of 12 European countries. The EURO STOXX Index universe includes Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.	The graphs below illustrate the performance of the EURO STOXX Index from 1/29/88 to 2/22/07. The historical levels of the EURO STOXX Index should not be taken as an indication of future performance.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 29% maximum gain and a range of EURO STOXX Index performance from
+40% to –40%.

Example 1—On the final valuation date, the EURO STOXX Index closes 4% above the EURO STOXX Index starting level. Since the EURO STOXX Index return is 4%, you will receive three times the EURO STOXX Index return, or a 12% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 x 3 x 4%) = $10 + $1.20 = $11.20.

Example 2—On the final valuation date, the EURO STOXX Index closes 20% above the EURO STOXX Index starting level. Since 3x the EURO STOXX Index return of 20% is more than the maximum gain of 29%, you will receive the maximum gain of 29%, or $12.90 per ROS.

Example 3—On the final valuation date, the EURO STOXX Index closes 20% below the EURO STOXX Index starting level. Since the EURO STOXX Index return is –20% on the final valuation date, your investment will be fully exposed to the decline of the EURO STOXX Index and your payment at maturity will be calculated as follows: $10 + ($10 x –20%) = $10 – $2.00 = $8.00 per ROS.

The information on the EuroStoxx Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – Dow Jones EuroStoxx® Index” beginning on page IS-30 of the Index supplement.

ROS Linked to Nikkei ® 225 Index, Maximum Gain of 38.70%

The Nikkei® 225 Index (the “Nikkei Index”) is sponsored by Nihon Keizai Shimbun, Inc. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers – Nikkei® 225 Index,” the Nikkei Index is a modified, price-weighted average of 225 Japanese co mpanies listed in the First Section of the Tokyo Stock Exchange that represent a broad cross-section of Japanese industry. All Nikkei Index constituent stocks trade in YEN on the Tokyo Stock Exchange, one of the world’s largest securities exchanges in terms of market capitalization. The Nikkei Index is reported by Bloomberg L.P under ticker symbol “NKY.”	The graphs below illustrate the performance of the Nikkei Index from 1/29/88 to 2/22/07. The historical levels of the Nikkei Index should not be taken as an indication of future performance.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 38.70% maximum gain and a range of Nikkei Index performance from
+50% to –50%.

Example 1—On the final valuation date, the Nikkei Index closes 5% above the Nikkei Index starting level. Since the Nikkei Index return is 5%, you will receive three times the Nikkei Index return, or a 15% total return, and the payment at maturity per $10 ROS will be calculated as follows: $10 + ($10 x 3 x 5%) = $10 + $1.50 = $11.50.

Example 2—On the final valuation date, the Nikkei Index closes 20% above the Nikkei Index starting level. Since 3xthe Nikkei Index return of 20% times more than the maximum gain of 38.70%, you will receive the maximum gain of 38.70%, or $13.87 per ROS.

Example 3—On the final valuation date, the Nikkei Index closes 20% below the Nikkei Index starting level. Since the Nikkei Index return is –20% on the final valuation date, your investment will be fully exposed to the decline of the Nikkei Index and your payment at maturity will be calculated as follows: $10 + ($10 x –20%) = $10 – $2.00 = $8.00 per ROS.

The information on the Nikkei Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – Nikkei® 225 Index” beginning on page IS-44 of the Index supplement.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2006 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	311,351	248,878
Total Debt	311,351	248,878
Minority Interest(2)	6,300	5,036
Shareholders’ Equity	48,403	38,691
Total capitalization	366,054	292,604

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.79935 (the exchange rate in effect as of September 30, 2006).

Supplemental Plan of Distribution

We expect to deliver the ROS against payment for the ROS on or about the fourth business day following the trade date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade ROS on the trade date will be required, by virtue of the fact that we expect the ROS initially to settle in four business days (T-4), to specify alternative settlement arrangements to prevent a failed settlement.

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Structured Product Characterization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Solutions, Optimization Solutions, Performance Solutions and Leverage Solutions. The ROS are classified by UBS as an Optimization Solution for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

  Protection Solutions are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.

  Optimization Solutions are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Solutions may be structured to provide no principal protection, partial protection, buffer protection or contingent protection.

  Performance Solutions are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Solutions may be structured to provide no principal protection, partial protection, buffer protection or contingent protection.

  Leverage Solutions are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Buffer protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose more than 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the notes, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset. In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.